SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2003

Boardwalk Equities Inc.

(Translation of registrant’s name into English)

200, 1501 - 1st Street SW, Calgary, Alberta, Canada

(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

     Form 20-F ☐     Form 40-F ☒

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

     Yes ☐     No ☒

     If “ Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Boardwalk Equities Inc, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	February 21, 2003 Boardwalk Equities Inc.

By:
/s/ Paul Moon

Paul Moon
Director of Corporate Communications

Boardwalk Equities Inc. Suite 200, 1501 — 1 Street S.W. Calgary, Alberta T2R 0W1	Phone: (403) 531-9255 Fax: (403) 531-9565 Website: www.bwalk.com

February 21, 2003

NEWS RELEASE FOR IMMEDIATE DISTRIBUTION

BOARDWALK ANNOUNCES RECORD FOURTH QUARTER AND FULL YEAR 2002
FINANCIAL RESULTS;
25% INCREASE IN 2002 FFO PER SHARE, EXCLUDING GAINS

ADDITIONAL ACQUISITIONS INCREASE MONTREAL PORTFOLIO AND EXPANDS
OPERATIONS INTO THE GATINEAU/OTTAWA REGION

Calgary, Alberta — February 21, 2003 - Boardwalk Equities Inc. (“BEI” — TSX, NYSE) today announced record financial results for the fourth quarter of 2002 and for fiscal 2002. For the fourth quarter ended December 31, 2002, the Company reported Funds From Operations (“FFO”), a key performance measurement for real estate companies, of $13.5 million and FFO per share of $0.27 on a diluted basis, compared to FFO of $12.0 million and FFO per share of $0.24 for the same period last year. For the year ended December 31, 2002, the Company reported FFO of $63.1 million and FFO per share of $1.26, compared to FFO of $57.9 million and FFO per share of $1.15.

Funds From Operations (“FFO”) is a generally accepted measure of operating performance of real estate companies, however is a non-GAAP measurement. The Company calculates FFO by taking Net Earnings and adding non cash items including Future Income Taxes and Amortization. The amount is currently referenced on Boardwalk’s Consolidated Statement of Cash Flows. The determination of this amount may differ from that of other real estate companies.

Highlights of the Company’s fourth quarter 2002 financial results include:

•	Rental revenues of $63.9 million, an increase of 19.4% compared to $53.5 million for the three-month period ended December 31, 2001.

•	Net operating income of $40.2 million, representing a 18.9% increase from $33.8 million in the same period last year.

•	FFO of $13.5 million, an increase of 12.5% compared to $12.0 million for the three-month period ended December 31, 2001. FFO from rental operations, which excludes any gains on property dispositions, of $13.5 million, an increase of 16.4% compared to $11.6 million for the three-month period ended December 31, 2001.

•	FFO per share of $0.27 on a diluted basis, an increase of 12.5% compared to $0.24 for the three-month period ended December 31, 2001. FFO per share from rental operations, which excludes gains, was $0.27 on a diluted basis, up 17.4% compared to $0.23 for the three-month period ended December 31, 2001.

Highlights of the Company’s financial results for the fiscal 2002 include:

•	Rental revenues of $241.9 million, an increase of 17.8% compared to $205.3 million for the twelve-month period ended December 31, 2001.

“to efficiently provide the best value in carefree living at competitive prices and utmost customer satisfaction"

•	Net operating income of $163.1 million, representing a 19.1% increase from $137.0 million in the same period last year.

•	FFO of $63.1 million, an increase of 9.0% compared to $57.9 million for the twelve-month period ended December 31, 2001. FFO from rental operations, which excludes gains, of $62.1 million, an increase of 24.5% compared to $49.9 million for the twelve-month period ended December 31, 2001.

•	FFO per share of $1.26 on a diluted basis, compared to $1.15 for the twelve-month period ended December 31, 2001, representing a 9.6% increase. FFO per share from rental operations, which excludes gains, was $1.24 on a diluted basis, up 25.3% compared to $0.99 for the twelve- month period ended December 31, 2001.

Commenting on the Company’s fourth quarter and fiscal 2002 results, Sam Kolias, President and C.E.O., said “We are pleased to have delivered a record year and another excellent quarter for our Company. We had industry-leading, record results, reflecting both strong internal growth as well as a significant contribution from acquisitions.”

“The internal growth realized in 2002, and the record rental performance of our core portfolio, reflected the solid fundamentals of our major markets, the quality of our portfolio and our continued focus on operations. From an external growth perspective, we generated a significant contribution from acquisitions completed during the year. The purchase of the Nuns’ Island portfolio in Montreal — the largest single acquisition in our history — had the most significant impact on our results.”

“2002 was a year of significant growth and achievement for Boardwalk”, said Mike Hough, Boardwalk’s Senior Vice President. “We delivered strong financial results and performance and strategically expanded the Company’s base of operations into attractive new major market areas, significantly broadening and strengthening our geographic platform and enhancing our long-term growth potential.”

“The fundamentals for the multi-family rental sector in most markets in Canada remain healthy with very limited new supply. The strong relative performance of the Canadian economy and job growth during 2002 certainly was a positive factor for the multi-family market during 2002. In addition, Boardwalk’s portfolio is concentrated in some of the healthiest economic markets in the country which has enabled us to deliver solid performance.”

“While we experienced a slight rise in turnover rates and vacancies during the year, we have been very proactive in our leasing and marketing efforts and have been able to generate solid same-property results”, stated Kevin Screpnechuk, Boardwalk’s Senior Vice President, Rental Operations. “Although new and resale housing markets remain active, we are continuing to focus on operational and marketing initiatives to continue to deliver solid operating performance.”

Operational Highlights

The average vacancy rate across the Company’s portfolio for the fourth quarter of 2002 was 4.9%, compared to 4.4% in the third quarter of 2002, and up from 3.9% in the fourth quarter of last year.

The average monthly rent realized in fiscal 2002 was $716 per unit, up $52, or 7.8%, from $664 per unit for the 12-months ended December 31, 2001. Management estimates that market rents for its properties at the end of December, 2002 averaged $790 per unit per month which compares to an average in-place monthly rent per occupied unit of $754 for the twelve months ended December 31, 2002. This translates into an estimated “loss-to-lease” of approximately $12 million, maintaining existing occupancy rates.

Same-Property Results

Boardwalk continued to show solid performance in its stabilized properties (defined as properties owned for over 24 months). The “same-property” results for the Company’s stabilized portfolio for the three month period ended December 31, 2002 showed rental growth of 3.6% and NOI growth of 6.6% compared to the same period last year. For the twelve month period ended December 31, 2002, the stabilized property portfolio had rental growth of 5.5% and NOI growth of 7.5% compared to the same period last year. A total of 24,924 units, representing approximately 85% of Boardwalk’s total portfolio, were classified as stabilized as at December 31, 2002. None of the Company’s Quebec properties are currently classified as stabilized.

Same-Property Results — Stabilized Portfolio
Three Months Ended December 31, 2002 vs. Three Months Ended December 31, 2001

		Rental		% of total NOI
	Rental	Operating		(stabilized
	Revenues	Expenses	NOI	portfolio)

Calgary	-0.7%	11.9%	-5.7%	23.2%
Edmonton	7.5%	-4.6%	15.1%	42.9%
Other Alberta	-1.8%	6.4%	-5.4%	6.2%
Ontario	2.3%	-2.9%	6.6%	12.8%
Saskatchewan	3.4%	-8.0%	11.6%	14.9%

	3.6%	-1.4%	6.6%	100.0%

Same-Property Results — Stabilized Portfolio
Twelve Months Ended December 31, 2002 vs. Twelve Months Ended December 31, 2001

		Rental		% of total NOI
	Rental	Operating		(stabilized
	Revenues	Expenses	NOI	portfolio)

Calgary	2.8%	8.9%	0.7%	24.2%
Edmonton	8.6%	-2.5%	13.9%	43.7%
Other Alberta	1.5%	3.7%	0.6%	6.5%
Ontario	5.3%	-0.3%	10.0%	12.0%
Saskatchewan	2.9%	3.5%	2.5%	13.6%

	5.5%	1.4%	7.5%	100.0%

Acquisition/Disposition Activity

In the fourth quarter of 2002, the Company completed the acquisition of 5-8 Place de Merici at Les Jardins de Merici in Quebec City. The luxury residential rental property consists of four concrete high-rise buildings with a total of 346 residential units. The acquisition price was $27.1 million. The acquisition was completed on November 3, 2002.

There were no dispositions in the fourth quarter of 2002. In the fourth quarter of 2001, results include operating profits of $0.4 million generated from the sale of two small properties, which were sold for a total of $3.7 million.

In 2002, Boardwalk acquired a total of over 3,500 units, increasing its portfolio to over 29,300 units at year-end. This represents a 13% increase in the Company’s portfolio from the end of 2001.

$54 Million of Additional Acquisitions Announced To Date in 2003

Subsequent to December 31, 2002, the Company closed on the acquisition of an additional 1,129 units at an acquisition price of $54.0 million. This includes additional acquisitions in the Montreal market and the acquisition of an apartment complex in Gatineau, Quebec. The acquisition price equates to an average acquisition price of approximately $47,800 per unit, and less than $65 per rentable square foot, which is estimated to be less than half of replacement cost. The properties acquired were:

Domaine d’Iberville Apartments, Montreal (Longueuil)

Boardwalk has acquired the Domaine d’Iberville Apartments in Longueuil, a luxury apartment complex which consists of four luxury concrete high-rise buildings with a total of 720 residential units and a total rentable area of approximately 560,000 square feet. The acquisition of the properties was by way of a leasehold interest and the transaction closed on February 4, 2003. The acquisition price of $34.5 million equates to approximately $47,900 per unit. The going-in unlevered return on the acquisition is projected at in excess of 10% and the return on equity at over 20%, with the high returns in part reflecting the existing ground lease. The current monthly rents at the property average just under $700 per unit. The acquisition was funded by a combination of cash on hand and existing credit facilities. The $23 million drawn under the Company’s credit facilities for the acquisitions carries a floating interest rate which is currently at 5.0%.

Under the terms of the existing ground lease, which expires in January 2029, there is one rent revision clause which takes place in January 2008. After that revision, the land rent will remain constant thereafter through to the expiration of the ground lease in 2029. There are no participation clauses throughout the term of the ground lease.

All of the buildings are clustered within an 11.5-acre site. Amenities at the Domaine d’Iberville property include two indoor swimming pools, men’s and women’s saunas and an outdoor tennis court. The property is situated on the bank of the St. Lawrence River on Montreal’s South Shore and is in close proximity to the foot of the Jacques-Cartier Bridge and to the subway which provides access to downtown Montreal in under 10 minutes. The suites feature exceptional views of the St. Lawrence River and of the downtown Montreal skyline.

Parc de la Montagne, Gatineau (Hull)

The Company has acquired the “Parc de la Montagne” apartment complex in the City of Gatineau (formerly Hull), Quebec, which represents the company’s fist acquisition in the Gatineau/Ottawa region. The property consists of three concrete high-rise buildings with a total of 321 residential units and total rentable area of 204,000 square feet. The transaction closed on January 9, 2003.

The acquisition price of $13.7 million equates to approximately $42,700 per unit and $67 per rentable square foot. The going-in unlevered return on the acquisition is projected at approximately 8.5%. The acquisition was funded by a combination of cash on hand and the assumption of a $8.0 million first mortgage. The mortgage has a fixed interest rate of 6.90% and matures on December 15, 2007.

600 Cote Vertu, Montreal (Saint Laurent)

The Company also expanded its presence in the Montreal market with the acquisition of 600 Cote Vertu, a six-storey concrete building located in the Montreal suburb of Saint Laurent. The 88-unit acquisition closed on February 5, 2003. The property has 88 units and a total rentable area of approximately 68,000 square feet.

The acquisition price of $5.8 million equates to approximately $66,900 per unit and $86 per rentable square foot. The going-in unlevered return on the acquisition is projected at approximately 8.5%. The acquisition was funded by a combination of cash on hand and the assumption of a $4.2 million first mortgage. The mortgage bears a fixed interest rate of 6.33% and matures in November, 2006.

“We are very pleased to further expand our portfolio in Montreal, the largest multi-family market in the country, with high-quality assets that will be immediately and significantly accretive to our results.” said Bill Chidley, Boardwalk’s Senior Vice President of Corporate Development. “The Domaine d’Iberville Apartment complex is a premiere institutional-grade property located in an excellent location on the South Shore of Montreal. The properties have been kept in excellent condition with virtually no deferred maintenance. We are also pleased to have established a presence in the Gatineau/Ottawa market area with the acquisition of the Parc de la Montagne property.”

These acquisitions expand Boardwalk’s presence in the Montreal market to over 3,900 units, and its portfolio in the province of Quebec to over 4,500 units.

“We had strategically targeted major markets in the province of Quebec with a view to entering those markets if attractive acquisition opportunities arose”, stated Sam Kolias. “In a short period of time, Boardwalk has amassed what we consider to be the highest quality multi-family rental portfolio in the province. We have also delivered significant incremental per share FFO growth and incremental shareholder value from these acquisitions.”

“With the entry into the Montreal, Quebec City and Gatineau markets over the past 12 months, we have expanded our geographic presence into major market areas that are over two and a half times larger in terms of the universe of rental units than all of our previous major markets combined. This should provide us with even greater abilities over time to explore growth opportunities, and we remain active in assessing additional opportunities in these markets. We will also continue to investigate additional opportunities to expand our operations into other major markets in Canada as part of our strategy of building a truly national platform.”

Continued Financial Strength

The Company maintained its solid financial position in the quarter. Boardwalk’s total mortgage debt was $1.31 billion as at December 31, 2002, up from $1.11 billion at December 31, 2001, reflecting the additional debt on acquisitions completed during the year. As of December 31, 2002, the Company’s debt had an average maturity of 4.8 years with a weighted average interest rate of 5.88%, and the Company’s debt-to-total-market-capitalization ratio was 63.2%.

The Company’s interest coverage ratio, excluding gains, for the twelve-month period ended December 31, 2002 increased to 1.93 times compared to 1.84 times in the same period last year.

During 2002, Boardwalk successfully completed over $300 million in mortgage refinancings and renewals. The largest was the refinancing of the 3,100-unit Nuns’ Island portfolio which was completed in November of 2002. The new first NHA-insured mortgage on the Nuns’ Island properties totalled $152.6 million, with a five-year term maturing on November 1, 2007 and a fixed interest rate of 5.23%. The proceeds of the refinancing were used in part to repay the $107.4 million outstanding balance of prior first and second mortgages on the property which had an overall weighted average interest rate of 9.3%.

Quarterly Dividend Announced

Yesterday, the Board of Directors approved the initiation of a quarterly dividend for the Company. The Board declared a quarterly dividend of $0.02 per common share, which is payable on March 20, 2003 to all common shareholders of record as of March 6, 2003. The dividend equates to an annual dividend rate of $0.08 per share, a 60% increase from the previous annual dividend amount of $0.05 per share, and reflects the Board’s confidence in the financial position of the Company.

Outlook and 2003 Earnings Guidance

Commenting on the outlook for the Company, Rob Geremia, Senior Vice President, Finance and CFO, said “Boardwalk is well positioned to deliver improved results in the current fiscal year. In 2003, we will benefit from expected continued solid internal growth from our stabilized portfolio as well as have the impact of the full year contribution of our 2002 acquisitions and the contribution of acquisitions that we closed in the first quarter of 2003. In addition, we will also benefit from the impact of the Nuns’ Island mortgage refinancing which was completed in November of last year. Overall, we are reiterating our previous fiscal 2003 FFO per share guidance of between $1.40 and $1.44, which does not include any contribution from property sales.”

Supplementary Information

Boardwalk produces Quarterly Supplemental Information that provides detailed information regarding the Company’s activities during the quarter. The Fourth Quarter Supplemental Information is available on the INVESTOR section of our website (www.bwalk.com).

Teleconference on Fourth Quarter, 2002 Financial Results

We invite you to participate in the teleconference that will be held to discuss the Company’s fiscal 2002 year-end and fourth quarter results this morning at 11:15am EST. Senior management will speak to the financial results and provide a corporate update. Presentation materials and a Supplementary Information Package for the fourth quarter of 2002 will be made available on the INVESTOR section of our website (www.bwalk.com) prior to the call.

Participation & Registration: For participation and registration for the conference please RSVP to Investor Relations at 403-531-9255 or by email to investor@bwalk.com.

Teleconference Dial-In Numbers: The telephone numbers for the conference are: 416-640-4127 (within Toronto) or toll-free 1-800-814-4857 (outside Toronto).

Webcast: Investors will be able to listen to the call and view our slide presentation over the Internet by visiting http://investor.bwalk.com 15 min. prior to the start of the call. An information page will be provided for software needed and system requirements. The live audiocast will also be available at http://www.newswire.ca/webcast/viewEventCNW.html?eventID=469260.

Replay: An audio recording of the teleconference will be available approximately one hour after the call until 11:59pm EST on February 28th, 2003. You can access it by dialing 416-640-1917 and using the following passcode, 235105#. An audio archive will also be available on our Investor site (investor.bwalk.com) approximately two hours after the conference call.

Corporate Profile

Boardwalk Equities Inc. is Canada’s largest owner/operator of multi-family rental communities. Boardwalk currently owns and operates in excess of 250 properties with over 30,500 units totalling approximately 26 million net rentable square feet. The Company’s portfolio is concentrated in the provinces of Alberta, Saskatchewan, Ontario and Quebec. Boardwalk is headquartered in Calgary and its shares are listed on both the Toronto Stock Exchange and the New York Stock Exchange and trade under the symbol BEI. The Company has a total market capitalization of approximately $2.1 billion.

Forward-Looking Statements

This release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. The forward-looking statements are statements that involve risks and uncertainties, including, but not limited to, changes in the demand for apartment and town home rentals, the effects of economic conditions, the impact of competition and competitive pricing, the effects of the Company’s accounting policies and other matters detailed in the Company’s filings with Canadian and United States securities regulators available on SEDAR in Canada and by request through the Securities and Exchange Commission in the United States, including matters set forth in the Company’s Annual Report to Shareholders under the heading ``Management’s Discussion and Analysis’’. Because of these risks and uncertainties, the results, expectations, achievements, or performance described in this release may be different from those currently anticipated by the Company.

For further information please contact:

Boardwalk Equities Inc.
Sam Kolias, President and CEO, (403) 531-9255;
Roberto Geremia, Senior Vice-President, Finance and Chief Financial Officer, (403) 531-9255;
Mike Hough, Senior Vice President, (416) 364-0849;
Paul Moon, Director of Corporate Communications, (403) 531-9255.

CONSOLIDATED BALANCE SHEETS
(CDN$ THOUSANDS)

AS AT	December 31, 2002	December 31, 2001

Assets
Revenue producing properties	$1,604,277	$1,381,541
Properties held for resale	7,038	6,630
Mortgages and accounts receivable	14,704	22,325
Other assets	13,723	11,846
Deferred financing costs	37,521	32,957
Segregated tenants’ security deposits	7,596	8,320
Cash and cash equivalents	23,631	25,672

	$1,708,490	$1,489,291

Liabilities
Mortgages payable	$1,307,177	$1,108,406
Accounts payable and accrued liabilities	21,498	19,525
Refundable tenants’ security deposits and other	10,496	10,418
Capital lease obligations	4,598	7,203
Future income taxes	62,976	58,755

	1,406,745	1,204,307

Shareholders’ Equity
Share capital	266,516	258,202
Retained earnings	35,229	26,782

	301,745	284,984

	$1,708,490	$1,489,291

CONSOLIDATED STATEMENTS OF EARNINGS (LOSS)
(CDN$ THOUSANDS, EXCEPT PER SHARE AMOUNTS)

	December 31	December 31	December 31	December 31
	2002	2001	2002	2001
	(12 months)	(12 months)	(3 Months)	(3 Months)

Revenue
Rental income	$241,896	$205,281	$63,927	$53,477
Sales — properties held for resale	7,498	21,988	—	3,744

	$249,394	$227,269	$63,927	$57,221

Expenses
Revenue producing properties
Operating expenses	26,229	21,969	$7,565	$5,462
Utilities	32,547	31,549	10,173	10,310
Utility rebate	(3,705)	(4,967)	(402)	(907)
Property taxes	23,686	19,743	6,433	4,860
Cost of sales — properties held for resale	6,531	13,939	—	3,317
Administration	19,931	16,482	5,560	4,198
Financing costs	74,284	65,567	19,135	16,651
Deferred financing costs amortization	3,239	1,800	738	405
Amortization	46,748	53,584	12,747	14,973

	$229,490	$219,666	$61,949	$59,269

Operating earnings before the following	$19,904	$7,603	$1,978	$(2,048)
Gain on debt settlement	(692)	—	(692)	—
Provision for loss on technology investments	—	29,837	—	2,322

Operating earnings (loss) before income taxes	$20,596	$(22,234)	$2,670	$(4,370)
Large corporations taxes	3,600	3,246	1,253	913
Future income taxes (recovery)	5,420	(12,678)	(796)	(1,989)

Net earnings (loss) for the period	$11,576	$(12,802)	$2,213	$(3,294)

Net earnings (loss) per share
Basic	$0.23	$(0.26)	$0.04	$(0.07)
Diluted	$0.23	$(0.26)	$0.04	$(0.07)

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS
(CDN$ THOUSANDS)

FOR THE YEAR ENDED	December 31, 2002	December 31, 2001

Retained earnings, beginning of year	$26,782	$47,788
Net earnings (loss)	11,576	(12,802)
Dividends paid	(2,477)	(2,496)
Premium on share repurchases	(652)	(5,708)

Retained earnings, end of year	$35,229	$26,782

CONSOLIDATED STATEMENT OF CASH FLOWS
(CDN$ THOUSANDS, EXCEPT PER SHARE AMOUNTS)

	December 31, 2002	December 31, 2001	December 31, 2002	December 31, 2001
Cash obtained from (applied to):	(12 months)	(12 months)	(3 months)	(3 months)

Operating activities
Net earnings (loss)	$11,576	$(12,802)	$2,213	$(3,294)
Income taxes	5,420	(12,678)	(796)	(1,989)
Amortization	46,748	53,584	12,747	14,973
Gain on debt settlement	(692)	—	(692)	—
Provision for loss on technology investments	—	29,837	—	2,322

Funds from operations	$63,052	$57,941	13,472	12,012
Net change in operating working capital	$7,434	$(9,516)	$5,402	$(889)
Net change in properties held for resale	5,702	12,139	(39)	2,482

Total operating cash flows	$76,188	$60,564	$18,835	$13,605

Financing activities
Issue of common shares for cash (net of issue costs)	$8,828	$2,097	$1,312	$156
Stock repurchase program	(1,167)	(10,305)	(121)	(9,692)
Dividends paid	(2,477)	(2,496)	—	—
Financing of revenue producing properties	305,841	169,067	175,212	72,484
Repayment of debt on revenue producing properties	(238,708)	(128,681)	(126,273)	(32,493)
Deferred financing costs incurred	(5,544)	(2,557)	(4,377)	(1,015)

	$66,773	$27,125	$45,753	$29,440

Investing activities
Purchase of revenue producing properties	$(102,926)	$(15,543)	$(27,484)	$(1,001)
Project improvements to revenue producing properties	(39,433)	(52,938)	(12,647)	(13,589)
Technology for real estate operations	(2,643)	(14,591)	(152)	(4,238)

	$(145,002)	$(83,072)	$(40,283)	$(18,828)

Decrease in cash and cash equivalents balance during period	$(2,041)	$4,617	$24,305	$24,217
Cash and cash equivalents, beginning of period	$25,672	$21,055	(674)	1,455

Cash and cash equivalents (indebtedness), end of period	$23,631	$25,672	$23,631	$25,672

Funds from operations per share
Basic	$1.27	$1.16	$0.27	$0.24
Diluted	$1.26	$1.15	$0.27	$0.24

Taxes Paid	$3,691	$3,477	$1,344	$807

Interest Paid	$72,486	$65,342	$18,224	$16,509